

DIVISION OF
INVESTMENT MANAGEMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



March 25, 2003

Donald R. Crawshaw, Esquire
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004-2498

Re: Tri-Continental Corporation
File Number 811-0266
Shareholder Proposal of Mr. Robert P. Laukat and Ms. Rosalind J. Schulman

Dear Mr. Crawshaw:

By letter dated January 28, 2003, you notified the Securities and Exchange Commission of the intent of the Tri-Continental Corporation to exclude from its 2003 proxy soliciting materials a shareholder proposal and supporting statement submitted by Robert P. Laukat and Rosalind J. Schulman by letter dated October 8, 2002. Their proposal states:

> RESOLVED: that the shareholders of Tri-Continental Corporation assembled in annual meeting in person and by proxy, propose that the Board of Directors change the By-Laws of the Corporation to require that a majority of the Directors not be a Board member of any other Seligman fund or be otherwise associated with J. & W. Seligman and Company.

You requested our assurance that we would not recommend enforcement action to the Commission if Tri-Continental excludes the proposal in reliance upon subparagraphs (i)(3), (6) and (8) of Rule 14a-8 under the Securities Exchange Act of 1934.

Subparagraph (i)(6) of Rule 14a-8 provides that a company may exclude a proposal if the company would lack the power or authority to implement the proposal. You argue that neither Tri-Continental nor its board of directors has the power or authority to guarantee or enforce the election of any particular person or type of person as director; rather, the power to elect directors of Tri-Continental resides solely in the company's stockholders.

There appears to be some basis for your view that the proposal may be omitted from Tri-Continental's proxy materials under Rule 14a-8(i)(6). See, e.g., Farmer Bros. Co. (pub. avail. Oct. 15, 2002) (proposal to amend bylaws to require that majority of board of directors be independent and that board committees be comprised entirely of independent directors), General Electric Co. (pub. avail. Feb. 4, 2002) (proposal requiring that majority of directors be independent), Mattel, Inc. (pub. avail. March 21, 2001) (proposal to amend bylaws to require that all directors on key board committees meet independence requirements), Marriott International, Inc. (pub. avail. Feb. 26, 2001) (proposal that board of directors adopt policy requiring two-thirds of directors be independent and that certain board committees be entirely composed of independent directors); compare with Murphy Oil Corp. (pub. avail. March 10, 2002) (staff refused no-action relief where proposal that board adopt a policy that all members of executive, compensation and nominating committees be independent, but board excused if board does not contain necessary number of independent directors required to constitute committee); Duke Realty Corp. (pub. avail. Feb. 7, 2002) (staff refused no-action relief for proposal that board adopt goal of having board at least two-thirds composed of independent directors and that board pursue this goal through its power to nominate candidates for election). Accordingly, we will not recommend enforcement action to the Commission if Tri-Continental excludes the proposal from its proxy materials in reliance on Rule 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative bases for omission that you raise in your letter.

Mr. Laukat and Ms. Schulman subsequently submitted a revised proposal to Tri-Continental by letter dated February 5, 2003. The second proposal states:

> RESOLVED, that the shareholders of Tri-Continental Corporation, assembled in person and by proxy, propose that the By-Laws of the Corporation be changed to require that at the earliest practicable time a majority of the Directors shall not be affiliated with J & W Seligman and Company, and said proposal shall be accomplished by nominating persons at succeeding annual meetings who meet this requirement.

By letter dated February 14, 2003, you wrote requesting no-action relief if Tri-Continental omits the second proposal based on your view that the second proposal is actually a different and new proposal, which may be excluded pursuant to Rule 14a-8(c) (shareholder may submit no more than one proposal for a particular shareholders' meeting) and Rule 14a-8(e) (proposal submitted after the applicable deadline may be omitted). Alternatively, you argued that should the staff view the second proposal as merely a revision to the first proposal, Tri-Continental elects to not address the second proposal in reliance upon Staff Legal Bulletin No. 14.

There appears to be some basis for your view that the second proposal may be viewed as a new and different proposal, and as such, may be excluded pursuant to Rules 14a-8(c) and 14a-8(e). Accordingly, we will not recommend enforcement action to the Commission if Tri-Continental excludes the second proposal from its proxy materials.

Attached is a description of the informal procedures the Division follows in responding to shareholder proposals. If you have any questions or comments concerning this matter, please call me at (202) 942-0638.

Yours very truly,



Linda B. Stirling
Senior Counsel
Office of Disclosure and Review

cc: Robert P. Laukat
Rosalind J. Schulman

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

February 14, 2003

Ms. Linda B. Stirling,
Senior Counsel, Division of Investment Management,
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20459.

Re: Tri-Continental Corporation - Intention to Omit Second Shareholder Proposal Submitted by Mr. Robert P. Laukat and Ms. Rosalind J. Schulman

Dear Ms. Stirling:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby give notice on behalf of Tri-Continental Corporation, a diversified, closed-end management investment company incorporated in Maryland (the "Corporation"), of the Corporation's intention to omit from the proxy statement for its 2003 Annual Meeting of Stockholders (the "Proxy Statement") the stockholder proposal (the "Second Proposal") and the statement supporting the Proposal (the "Second Supporting Statement") submitted to the Corporation by Mr. Robert P. Laukat and Ms. Rosalind J. Schulman (together, the "Proponents") under cover of a letter dated February 5, 2003. A copy of the Second Proposal and Second Supporting Statement is attached as Annex A. Five additional copies of this letter, including Annex A, are enclosed herewith in accordance with Rule 14a-8(j).

We note that the Second Proposal has been submitted by the Proponents in response to our letter to the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated January 28, 2003 (the "First Request"), seeking confirmation that the Staff would not recommend enforcement action if the Corporation excludes from the Proxy Statement the proposal submitted by the Proponents under cover of a letter dated October 8, 2002 (the "First Proposal"). The text of the Second Proposal, in the form submitted by the Proponents, is as follows:

> RESOLVED, that the shareholders of Tri-Continental Corporation, assembled in person and by proxy, propose that the By-Laws of the Corporation be changed to require that at the earliest practicable time a majority of the Directors shall not be affiliated with J & W Seligman and Company, and said proposal shall be accomplished by nominating persons at succeeding annual meetings who meet this requirement.

By contrast, the text of the First Proposal, in the form submitted by the Proponents, is as follows:

> RESOLVED, that the shareholders of Tri-Continental Corporation assembled in annual meeting in person and by proxy, propose that the Board of Directors change the By-Laws of the Corporation to require that a majority of the Directors not be a Board member of any other Seligman fund or be otherwise associated with J. & W. Seligman and Company.

The Corporation respectfully submits that the Second Proposal and Second Supporting Statement contain such significant and substantive additions, deletions and modifications to the First Proposal and related supporting statement (the "First Supporting Statement") that the Second Proposal is actually a different and new proposal and may properly be excluded pursuant to both Rule 14a-8(c), which provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting, and Rule 14a-8(e), which provides that a proposal submitted after the applicable deadline – which, in the case of the Corporation, was December 20, 2002 – may be excluded.

Set forth below is a list of the principal differences between the First Proposal and the Second Proposal, and between the First Supporting Statement and the Second Supporting Statement.

Differences Between the First Proposal and the Second Proposal

The Corporation notes the following material differences between the First Proposal and the Second Proposal:

- The by-law amendments proposed by the First Proposal and the Second Proposal would apply substantially different criteria to the Corporation's board of directors: the First Proposal would require that a majority of its directors not be a director of any other investment company managed by J. & W. Seligman & Co. Incorporated, the Corporation's investment manager (the "Manager"), or otherwise be associated with the Manager, whereas the Second Proposal would require that a majority of its directors not be affiliated with the Manager.

- The proposed by-law amendment under the First Proposal would require that the board of directors meet the specified criteria immediately following enactment of the by-law amendment, whereas the Second Proposal would require the board of directors to meet the specified criteria "at the earliest practicable time" following enactment.

- The Second Proposal goes on to propose that the by-law requirement be satisfied by nominating persons who meet the specified criteria at succeeding annual meetings. The First Proposal does not contain any such proposal.

Differences Between the First Supporting Statement and the Second Supporting Statement

The Corporation notes the following differences between the First Supporting Statement and the Second Supporting Statement:

- The third sentence of the first paragraph of the First Supporting Statement does not appear in the Second Supporting Statement.

- The third and fifth paragraphs of the First Supporting Statement do not appear in the Second Supporting Statement.

- The second paragraph of the Second Supporting Statement is entirely new.

- In addition to the changes described above, many of the statements which appear in both the First Supporting Statement and the Second Supporting Statement have been rearranged so as to change the overall structure of the First Supporting Statement.

The Corporation respectfully submits that, taken together, the differences between the First Proposal and the Second Proposal and between the First Supporting Statement and the Second Supporting Statement go substantially beyond what the Staff contemplated in Staff Legal Bulleting No. 14 where it described its longstanding practice of permitting shareholders to make "revisions that are minor in nature and do not alter the substance of the proposal."

Based on the foregoing, the Corporation believes that the Second Proposal may properly be regarded as a new and different proposal and may be excluded pursuant to Rule 14a-8(c) and Rule 14a-8(e). In addition, the Corporation notes that, as in the case of the First Supporting Statement, the Second Supporting Statement contains several false and misleading statements that the Corporation would normally seek to exclude pursuant to Rule 14a-8(i)(3).

On behalf of the Corporation, we respectfully request that the Staff confirm that it will not recommend any enforcement action if the Corporation omits the Second Proposal and the Second Supporting Statement from its Proxy Statement pursuant to Rule 14a-8(c) and Rule 14a-8(e).

In the event that the Staff disagrees with the Corporation's view that the Second Proposal constitutes a new proposal, and instead regards the Second Proposal and Second Supporting Statement as constituting revisions to the First Proposal and First Supporting Statement, please be advised that the Corporation has elected not to address the revisions proposed by the Proponents and hereby reaffirms its request that the Staff confirm that it will not recommend any enforcement action if the Corporation omits the First Proposal and First Supporting Statement from the Proxy Statement for the reasons set forth in the First Request.*

The Corporation notes in this regard that Staff Legal Bulletin No. 14 specifies that where a shareholder makes revisions to his or her proposal after the company has submitted its no-action request, the company may, but is not required to, address the shareholder's revisions and the Staff will base its response on the proposal contained in the company's original no-action request unless the company acknowledges and accepts the shareholder's changes in which case the Staff will base its response on the revised proposal.

* * *

In accordance with Rule 14a-8(j), the Corporation is contemporaneously notifying the Proponents, by copy of this letter including Annex A, of its intention to omit the Second Proposal and Second Supporting Statement from its Proxy Materials.

The Corporation does not expect to file its definitive Proxy Materials with the Commission until on or about April 21, 2003. The Corporation anticipates that the printing of its definitive Proxy Materials will begin shortly thereafter.

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* The Corporation notes that certain of the statements in the Second Supporting Statement suggest that the Proponents would be agreeable to amending certain of the false and misleading statements in the First Supporting Statement identified in the First Request in the event that the Staff does not agree with the Corporation's view that the First Proposal may be excluded in its entirety from the Proxy Statement.

On behalf of the Corporation, we hereby respectfully request that you confirm that the Staff will not recommend enforcement action if the Second Proposal and Second Supporting Statement are excluded from the Corporation's Proxy Materials for the reasons set forth above. If you disagree with the Corporation's conclusions regarding the omission of the Second Proposal and Second Supporting Statement, or if any additional submissions are desired in support of the Corporation's position, we would appreciate an opportunity to speak with you by telephone prior to the issuance of the Rule 14a-8(j) response. If you have any questions regarding this request, or need any additional information, please telephone Sven O. Milelli of this office at (212) 558-4607 or the undersigned at (212) 558-4016.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it to our messenger, who has been asked to wait.

Very truly yours,

Donald R. Crawshaw/EAH

Donald R. Crawshaw

(Enclosures)

cc: Robert P. Laukat
Rosalind J. Schulman

Frank J. Nasta, Esq.
(Tri-Continental Corporation)

ANNEX A

RESOLVED, that the shareholders of Tri-Continental Corporation, assembled in person and by proxy, propose that the By-Laws of the Corporation be changed to require that at the earliest practicable time a majority of the Directors shall not be affiliated with J & W Seligman and Company, and said proposal shall be accomplished by nominating persons at succeeding annual meetings who meet this requirement.

SUPPORTING STATEMENT

Tri-Continental Corporation is presented as "an investment you can live with," yet such living has not been a pleasant one. On October 7, 2002 Barrons reported that Tri-Continental shareholders had lost an average of 3.4% annually over the past five years. Using the Standard & Poor 500 stock index as a benchmark, Tri-Continental has consistently fallen short - e.g., during the first half of 2002 there was a drop of 14.9% in net asset value compared to a drop of 13.2% in the S&P 500 Index.

The association with the Seligman family of funds has not proved a benefit: the February 3, 2003 Barrons scored mutual fund families on the basis of the Barrons/Lipper fund family survey and applied a weighted average ranking system to assess firm-wide performance. Out of 81 families covered, J&W Seligman ranked 80th.

Tri-Continental directors are responsible for the entire family of Seligman funds, whose dismal results are noted above. Last year's proposal to terminate Seligman as Manager of the Tr-Continental received over 24% of the votes cast (i.e., not including abstentions or votes withheld), a significant indicator of shareholder dissatisfaction. If Seligman is not to be dismissed, at least let Tri-Continental have a board focused on the interests of the shareholders of our corporation.

Our proposal allows a minority of the Board to have a Seligman connection while the majority focuses on Tri-Continental. Perhaps that will enlarge and enhance the investment perspectives of the entire Board.

This proposal is made by:

Robert P Laukat
23340 Lakewood Drive
Twain Harte CA 95383
[owner of 2,022 shares]

Rosalind J Schulman
177 Hillair Circle
White Plains NY 10605
[owner of 14,370 shares]

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

January 28, 2003

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20459.

Attention: Chief Counsel, Division of Investment Management

Re: Tri-Continental Corporation - Intention to Omit Shareholder Proposal of Mr. Robert P. Laukat and Ms. Rosalind J. Schulman

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby give notice on behalf of Tri-Continental Corporation, a diversified, closed-end management investment company incorporated in Maryland (the "Corporation"), of the Corporation's intention to omit from the proxy statement for its 2003 Annual Meeting of Stockholders (the "Proxy Statement") the stockholder proposal (the "Proposal") and the statement supporting the Proposal (the "Supporting Statement") submitted to the Corporation by Mr. Robert P. Laukat and Ms. Rosalind J. Schulman (together, the "Proponents") under cover of a letter dated October 8, 2002. A copy of the Proposal and Supporting Statement is attached as Annex A. Five additional copies of this letter, including the annexed Proposal and Supporting Statement, are enclosed herewith in accordance with Rule 14a-8(j).

The Proposal

The Proposal proposes that the Corporation's board of directors change the by-laws of the Corporation to require that a majority of its directors not be a director of any other investment company managed by J. & W. Seligman & Co. Incorporated, the Corporation's investment manager (the "Manager"), or otherwise be associated with the Manager. The text of the Proposal, in the form submitted by the Proponents, is as follows:

> RESOLVED; that the shareholders of Tri-Continental Corporation assembled in annual meeting in person and by proxy, propose that the Board of Directors change the By-Laws of the Corporation to require that a majority of the Directors not be a Board member of any other Seligman fund or be otherwise associated with J. & W. Seligman and Company.

Request

On behalf of the Corporation, we respectfully request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action if the Corporation omits the Proposal and the Supporting Statement from its Proxy Statement for the reasons set forth below. In the event the Staff disagrees with the Corporation's view that the Proposal may be excluded, the Corporation is of the view that, for the reasons set forth below, various portions of the Supporting Statement are false and misleading and could be excluded by the Corporation in the event that the Proposal is ultimately included in its Proxy Statement.

Grounds for Excluding the Proposal Pursuant to Rule 14a-8

1. ***Rule 14a-8(i)(6) – Absence of Power/Authority***

Rule 14a-8(i)(6) under the Exchange Act permits the exclusion of a shareholder proposal from a company's proxy materials if the company would lack the power or authority to implement the proposal. Pursuant to Section 2-404 of the Maryland General Corporation Law, the election of directors of a Maryland corporation is exclusively the province of the corporation's stockholders.* Therefore, it is not within the power or authority of the Corporation or its board of directors to guarantee or enforce the election of any particular person or type of person as a director. Accordingly, the Corporation may exclude the Proposal pursuant to Rule 14a-8(i)(6).

The Staff has consistently granted no-action relief pursuant to Rule 14a-8(i)(6) in connection with proposals seeking to require that a Company's board of directors and/or certain committees thereof have a specified minimum number of independent directors. See, e.g., Farmer Bros. Co. (avail. October 15, 2002) (proposal to amend bylaws to require that a majority of the board of directors be independent and to compose board committees composed entirely of independent directors); General Electric Co. (avail. February 4, 2002) (proposal to increase board independence and require that a

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* Section 2-404(b)(1) of the Maryland General Corporation Law provides, in relevant part, that "at each annual meeting of stockholders, the stockholders shall elect directors to hold office..."

majority of directors be independent); Mattel, Inc. (avail. March 21, 2001) (proposal to adopt bylaw requiring that all directors on key board committees meet specified independence criteria); Marriott International, Inc. (avail. February 26, 2001) (proposal that board of directors adopt a policy requiring that at least two-thirds of the members of the board be independent and that certain board committees be composed entirely of independent directors); PG&E Corp. (avail. January 22, 2001) (proposal to adopt bylaw requiring that directors appointed for all future openings on key board committees meet specified independence criteria); and Boeing Co. (avail. February 22, 1999) (proposal that only independent directors be eligible for membership on key board committees).

These no-action letters are consistent with the long-standing line of earlier Staff interpretations recognizing that a board of directors cannot ensure the election of a particular person or type of person and acknowledging that proposals requiring a board to ensure that directors possess certain characteristics are beyond a corporation's powers to implement. See, e.g., Ameritech Corp. (avail. December 29, 1994) (proposal to amend by-laws to establish a "Pension Investment Committee" chaired by a director meeting specified criteria excluded pursuant to Rule 14a-8(c)(6)); U.S. West, Inc. (avail. December 22, 1993) (proposal that board of directors ensure that one director's seat be filled by a retired employee of the company who has not been a director or officer of the company excluded pursuant to Rule 14a-8(c)(6)); and American Telephone & Telegraph Co. (avail. December 13, 1985) (proposal that at least one member of the board of directors be an employee-shareholder or retired employee of the company excluded pursuant to Rule 14a-8(c)(6)).

The Corporation respectfully submits that the Proposal is substantially identical to those in the Farmer Bros., Mattel, and PG&E no-action letters cited above, each of which involved proposals to amend company by-laws to require that directors meet certain specified independence criteria. As in those cases, to implement the Proposal, the Corporation's board of directors would have to ensure or require the election of directors who satisfy the criteria specified by the Proposal. Because the election of directors is a matter which under Maryland law rests exclusively with the stockholders of a corporation, the Proposal relates to a matter beyond the authority of the Corporation's board of directors and may properly be excluded pursuant to Rule 14a-8(i)(6).

2. *Rule 14a-8(i)(8) – Relates to Election of Directors*

A proposal may be omitted under Exchange Act Rule 14a-8(i)(8) if it "relates to an election for membership on the company's board of directors or analogous governing body." The Proposal seeks to amend the Corporation's by-laws to require that a majority of the Corporation's board of directors consist of directors meeting the criteria specified by the Proposal. By imposing such criteria, the Proposal would have the effect of disqualifying from service a number of current directors who do not satisfy the specified criteria and would make director nominees standing for election ineligible if their election would result in a majority of the directors not meeting the criteria specified in the Proposal.

The Staff has consistently taken the position that proposals setting forth qualifications for directors which would either disqualify previously elected directors from completing their terms or disqualify nominees at the upcoming annual meeting may properly be omitted from a proxy statement pursuant to Rule 14a-8(i)(8) or its predecessor rule, Rule 14a-8(c)(8). See, e.g., Conseco, Inc. (avail. April 5, 2002); AT&T Corp. (avail. February 13, 2001); Raytheon Co. (avail. March 9, 1999); Acme United Corp. (avail. February 12, 1996); General Dynamics Corp. (avail. February 5, 1996); Orbit International Corp. (avail. January 5, 1995); Mobil Corp. (avail. February 7, 1994); Louisiana-Pacific Corp (avail. February 18, 1993); Wang Laboratories Inc. (avail. August 14, 1992); General Dynamics Corp. (avail. March 25, 1992); Waste Management, Inc. (avail. March 8, 1991); and Dillard Department Stores, Inc. (avail. March 7, 1991).

The Corporation's board of directors is divided into three equal classes each consisting of four members, with the term of one class expiring each year. Currently, each director is either an officer of the Manager or a director or trustee of investment company affiliates of the Manager, and therefore no director meets the criteria specified by the Proposal for a majority of the Directors. If implemented, the Proposal would serve to disqualify a number of the Corporation's previously elected directors from completing their terms and/or disqualify some or all of the expected nominees at the upcoming annual meeting. Accordingly, the Proposal may properly be excluded by the Corporation pursuant to Rule 14a-8(i)(8).

False and Misleading Statements in the Supporting Statement

Rule 14a-9 prohibits the inclusion within proxy materials of statements that are false or misleading and the omission from proxy materials of material facts necessary to make statements made therein not false or misleading. Rule 14a-8(i)(3) under the Exchange Act permits the omission from a proxy statement of a proposal or supporting statement which violates any of the Commission's proxy rules, including Rule 14a-9. The Staff has indicated that a proposal or supporting statement that contains material inaccuracies and omissions, or that is otherwise vague, indefinite or incomprehensible, may be excluded pursuant to Rule 14a-8(i)(3). See, e.g., Archer-Daniel-Midland Co. (avail. July 10, 1998); The New Germany Fund, Inc. (avail. May 8, 1998); The Spain Fund, Inc. (avail. May 8, 1998); Ford Motor Co. (avail. February 26, 1980).

If the Staff disagrees with the Corporation's view that the Proposal may be omitted in its entirety pursuant to Rule 14a-8(i)(6) or Rule 14a-8(i)(8), the Corporation submits, for the reasons set forth below, the Supporting Statement contains a number of material misstatements described below which warrant exclusion pursuant to Rule 14a-8(i)(3).

The first paragraph of the Supporting Statement incorrectly cites stock performance data from Barron's, stating that "[o]n October 7, 2002 Barrons reported that we the shareholders lost 3.7% annually from the worth of our investment over the past five years." In fact, the October 7, 2002 issue of Barron's reported the five year annualized market return on Tri-Continental stock for the five-year period ended September 30, 2002 to be -3.4%.

The first paragraph of the Supporting Statement concludes by stating that "Tri-Continental was paid approximately $100 million for this performance, which is a bit less than one-third of the annual dividend and interest income of the fund for that period." In fact, Tri-Continental was not paid for its performance. Rather, Tri-Continental's total expenses for this period were approximately $102.3 million, or 29.6% of total dividend and interest income over the same period. Of this amount, the Manager received aggregate management fees of approximately $70.3 million, representing an even smaller percentage of annual dividend and interest income of approximately 20.4%. More fundamentally, the Corporation believes that it is misleading to express either of the Corporation's expenses or the Manager's fee as a percentage of investment income. Tri-Continental seeks growth of capital as well as reasonable current income, so it is misleading to suggest that the percentage of total income accounted for by such expenses or fees is relevant to an evaluation of the Corporation's or the Manager's performance.

The second paragraph of the Supporting Statement, which discusses the outcome of the shareholder vote on the shareholder proposal included in the Corporation's 2002 proxy statement, incorrectly states that "about 24.1% of the total votes were cast in favor." The Proponents incorrectly failed to include the votes that were withheld or abstained from the denominator in calculating the percentage. Based on the report of the Corporation's proxy tabulator, only 22.4% of votes were cast in favor of the 2002 shareholder proposal.

The third paragraph of the Supporting Statement states that the loyalties of the Corporation's directors "are subordinated to their serving the entire family of Seligman funds." The Corporation respectfully submits that each of its directors is well aware that he or she owes, and that each strives to fulfill, the same fiduciary duties to each of the Seligman investment companies on whose board he or she sits. Moreover, the pursuit by such companies of different investment strategies does not require, either in theory or in practice, that such directors "subordinate" their duties to one or more such entities in favor of any others. The Corporation believes that the quoted assertion impugning the integrity of its directors (for which no support whatsoever is provided) is highly inflammatory and is excludible pursuant to Rule 14a-8(i)(3) because it is materially false and misleading.

Finally, the Corporation notes that certain statements in the second and fifth paragraphs of the Supporting Statement, in which the Proponents assert that shareholders would be better served "if Tri-Continental were structured as an index fund" and that "all staff should work only for Tri-Continental" would, if included as part of the Proposal, be excludable pursuant to the eligibility criteria specified under Rule 14a-8(c), which provides that a shareholder may submit no more than one proposal to a company for a particular shareholder's meeting. Although the Proponents do not purport to include these proposals within their Proposal, the Corporation respectfully submits that these statements are not relevant to a statement in support of the Proposal and are included merely for the purposes of advocating unrelated proposals to shareholders in a manner designed to circumvent the requirements of Rule 14a-8.

In light of the several material misstatements in the Supporting Statement described above, the Corporation submits that the portions thereof discussed in the five preceding paragraphs may be excluded from the Proxy Statement pursuant to Rule 14a-8(i)(3).

* * *

In accordance with Rule 14a-8(j), the Corporation is contemporaneously notifying the Proponents, by copy of this letter including Annex A, of its intention to omit the Proposal and Supporting Statement from its Proxy Materials.

The Corporation does not expect to file its definitive Proxy Materials with the Commission until on or about April 21, 2003. The Corporation anticipates that the printing of its definitive Proxy Materials will begin shortly thereafter.

On behalf of the Corporation, we hereby respectfully request that the Staff express their intention not to recommend enforcement action if the Proposal and Supporting Statement are excluded from the Corporation's Proxy Materials for the reasons set forth above. If the Staff disagrees with the Corporation's conclusions regarding the omission of the Proposal and Supporting Statement, or if any additional submissions are desired in support of the Corporation's position, we would appreciate an opportunity to meet with the Staff or to speak with the Staff by telephone prior to the issuance of the Rule 14a-8(j) response. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 558-4016 or Sven O. Milelli of this office at (212) 558-4607.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it to our messenger, who has been asked to wait.

Very truly yours,

Donald R. Crawshaw/AK

Donald R. Crawshaw

(Enclosures)

cc: Robert P. Laukat
Rosalind J. Schulman

Frank J. Nasta, Esq.
(Tri-Continental Corporation)

ANNEX A

October 8, 2002

RESOLVED; that the shareholders of Tri-Continental Corporation assembled in annual meeting in person and by proxy, propose that the Board of Directors change the By-Laws of the Corporation to require that a majority of the Directors not be a Board member of any other Seligman fund or be otherwise associated with J. & W. Seligman & Company.

SUPPORTING STATEMENT

Tri-Continental is alleged to be an investment you can live with. Such living has not been a pleasant experience for the shareholders. Let's look at the record. October 7, 2002 Barrons reported that we the shareholders lost 3.7% annually from the worth of our investment over the past five years. Tri-Continental was paid approximately $100 million for this performance, which is a bit less than one-third of the annual dividend and interest income of the fund for that period.

Last year's proposal to terminate Seligman as a manager of the fund received 14,895,719 votes for and 46,887,723 against. About 24.1% of the total votes were cast in favor of termination. The only comment we received from a Board member at the last shareholder's meeting was in defense of Seligman. We would be better served if Tri-Continental were structured as an index fund and not actively and expensively managed.

Tri-Continental directors are responsible for the oldest and largest closed-end fund, yet their loyalties to Tri-Continental are subordinated to their serving the entire family of Seligman funds. If Seligman is not to be dismissed, at least let Tri-Continental have a board which is centered on Tri-Continental rather than a board responsible for dozens of funds which have widely varying investment goals.

All we seek for Tri-Continental shareholders in this difficult investment climate is a chance to at least match the Standard & Poor 500 Index. That goal is currently not being attained. During the first half of 2002, Tri-Continental's net asset value declined by 14.9% compared to a drop of 13.2% in the Standard & Poor 500 Index.

Only by getting management to focus it's attention and loyalties on Tri-Continental and not on dozens of other very different funds can we hope to have a chance to match, let alone exceed the Index. In addition, all staff should work only for Tri-Continental. Since the proposal tu sever the relationship with Seligman did not pass last year, this proposal for a Tri-focused Board attention is a partial substitute.

Our proposal allows for a minority of Board members to have a Seligman connection while the majority focuses on Tri-Continental and perhaps that will enhance investment prospective.

This proposal is made by:

Robert P. Laukat
(owner 2,022 shares)
23340 Lakewood Drive
Twain Harte CA 95383

Rosalind J. Schulman
(owner 14,370 shares)
177 Hillair Circle
White Plains NY 10605

ROSALIND J SCHULMAN 177 HILLAIR CIRCLE WHITE PLAINS NY 10605
(914) 761-0152
sschul@optonline.net

February 19th 2003

Rec'd 2/26/03

Ms Linda B Sterling
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street NW
Washington DC 20459

Dear Ms Sterling:

Re: Tri-Continental Corporation

This relates to the letter to you dated February 14, 2003, by Donald R Crawshaw Esq in behalf of Tri-Continental and objecting to including our shareholder proposal, as amended, in the proxy statement for the 2003 annual meeting.

It is hardly necessary to respond to all the tortuous arguments seeking to prevent shareholders from considering the proposal and related supporting statement, since it is transparently clear that the corporation is determined that shareholders will not be allowed to express their views on the management of their investments in Tri-Continental. We are confident that you are equally cognizant of this attempt to throttle this modest example of shareholder involvement in corporate governance.

The key to their strategy is shown by the effort to engage you informally by telephone before you issue a response - see the last page of the letter - and thereby exclude any involvement by those who made the proposal. I am confident that you will not succumb to this ploy and look forward to an action on the record that will allow shareholders publicly to vote their views.

Sincerely yours,



Rosalind J Schulman

October 8, 2002

RESOLVED; that the shareholders of Tri-Continental Corporation assembled in annual meeting in person and by proxy, propose that the Board of Directors change the By-Laws of the Corporation to require that a majority of the Directors not be a Board member of any other Seligman fund or be otherwise associated with J. & W. Seligman & Company.

SUPPORTING STATEMENT

Tri-Continental is alleged to be an investment you can live with. Such living has not been a pleasant experience for the shareholders. Let's look at the record. October 7, 2002 Barrons reported that we the shareholders lost 3.7% annually from the worth of our investment over the past five years. Tri-Continental was paid approximately $100 million for this performance, which is a bit less than one-third of the annual dividend and interest income of the fund for that period.

Last year's proposal to terminate Seligman as a manager of the fund received 14,895,719 votes for and 46,887,723 against. About 24.1% of the total votes were cast in favor of termination. The only comment we received from a Board member at the last shareholder's meeting was in defense of Seligman. We would be better served if Tri-Continental were structured as an index fund and not actively and expensively managed.

Tri-Continental directors are responsible for the oldest and largest closed-end fund, yet their loyalties to Tri-Continental are subordinated to their serving the entire family of Seligman funds. If Seligman is not to be dismissed, at least let Tri-Continental have a board which is centered on Tri-Continental rather than a board responsible for dozens of funds which have widely varying investment goals.

All we seek for Tri-Continental shareholders in this difficult investment climate is a chance to at least match the Standard & Poor 500 Index. That goal is currently not being attained. During the first half of 2002, Tri-Continental's net asset value declined by 14.9% compared to a drop of 13.2% in the Standard & Poor 500 Index.

Only by getting management to focus it's attention and loyalties on Tri-Continental and not on dozens of other very different funds can we hope to have a chance to match, let alone exceed the Index. In addition, all staff should work only for Tri-Continental. Since the proposal to sever the relationship with Seligman did not pass last year, this proposal for a Tri-focused Board attention is a partial substitute.

Our proposal allows for a minority of Board members to have a Seligman connection while the majority focuses on Tri-Continental and perhaps that will enhance investment prospective.

This proposal is made by:

Robert P. Laukat
(owner 2,022 shares)
23340 Lakewood Drive
Twain Harte CA 95383

Rosalind J. Schulman
(owner 14,370 shares)
177 Hillair Circle
White Plains NY 10605

Tri-Continental Corporation

100 Park Avenue • New York, NY 10017
www.tricontinental.com

Transaction Confirmation

Statement Date	Tax ID Number	Account Number	Account Type
06/21/02	CERTIFIED	6893360006	REGULAR

STOCKHOLDER SERVICES 800-TRI-1092
800-874-1092

WEB SITE www.tricontinental.com

ROSALIND J SCHULMAN
177 HILLAIR CIR
WHITE PLAINS, NY 10605-4505

Seligman CollegeHorizonFunds seeks to meet college costs through a 529 Program. For more information, visit www.seligman529.com.

Tri-Continental Corporation Common Stock

Year-to-Date Summary

Dividend Option*	Capital Gain Option*	Certificate Shares	Book Shares	Total Shares
CASH	REINVEST		14,370.040	14,370.040

Dividends	Short-Term Capital Gains	Long-Term Capital Gains	Non-Resident Alien Withholding Tax	Federal Backup Withholding
2,011.80				

Year-to-Date Activity

Date	Transaction Detail	Dollar Amount	Share Price	Shares this Transaction	Share Balance
	BALANCE FORWARD 1/01/02				15,370.040
02/11/02	TRANSFER SHARES TO			1,000.000	14,370.040
	8698099283			500.000	
	8698429266			500.000	
03/27/02	DIVIDEND PAID IN CASH $0.07	$1,005.90			
06/26/02	DIVIDEND PAID IN CASH $0.07	$1,005.90			
	CHECK PAYMENT				
	ROSALIND J SCHULMAN				
	C/O THE BANK OF NEW YORK				
	CHECKING ACCOUNT# 3080054121				
	1 N LEXINGTON AVE				

Call one of the phone numbers listed at the top of this statement to change...

charles **SCHWAB**

Modesto Investment Center
1700 McHenry Avenue Suite 2E Modesto CA 95350
Toll Free (800) 435 4000

October 15, 2002

Mr. Robert Laukat
23340 Lakewood Drive
Twain Harte, CA 95383

Re: Tri Continental Corporation

Dear Mr. Laukat:

This letter is to substantiate that you purchased 500 shares Tri Continental Corporation stock on 3/27/95 and has held these shares up to the present time. You are currently holding 2734.7567 shares of Tri Continental Corporation in three accounts at Charles Schwab.

Sincerely,



Lori C. Wells Bay
Investment Specialist II
Charles Schwab & Co., Inc.

Robert P. Laukat
23340 Lakewood Drive
Twain Harte, CA 95383

October 8, 2002

Tri Continental Corporation
100 Park Avenue
New York, NY 10017

Attention: Mr. Frank J. Nasta

Dear Mr. Nasta:

Enclosed is a shareholder proposal which we hereby submit for inclusion in the corporation's proxy statement and for presentation at the year 2003 annual shareholder's meeting.

In accordance with the Securities and Exchange Commission regulations, under Rule 14a-8, please be advised that we have owned shares of the corporaiton with a market value of at least $2000 continuously for the preceding one year and that we intend to maintain such ownership through the date of the 2003 annual meeting.

The shares I hold are in my Charles Schwab account, substantiation is attached. Also attached is substantiation of the 14,370 shares belonging to Mrs Rosalind Schulman.

If you would like to discuss this proposal and/or supporting statement or intend to object to this resolution's entry in the 2003 proxy statement, please contact me promptly at the above address.

Cordially,





Robert P. Laukat

Rosalind J. Schulman

cc: Securities and Exchange Commission
450 5th Street NW
Washington D.C 20549

Attention: Chief Counsel, Division of Investment

cc: Mrs. Rosalind J. Schulman
1777 Hillair Circle
White Plains, NY 10605





RESOLVED, that the shareholders of Tri-Continental Corporation, assembled in person and by proxy, propose that the By-Laws of the Corporation be changed to require that at the earliest practicable time a majority of the Directors shall not be affiliated with J & W Seligman and Company, and said proposal shall be accomplished by nominating persons at succeeding annual meetings who meet this requirement.

SUPPORTING STATEMENT

Tri-Continental Corporation is presented as "an investment you can live with," yet such living has not been a pleasant one. On October 7, 2002 Barrons reported that Tri-Continental shareholders had lost an average of 3.4% annually over the past five years. Using the Standard & Poor 500 stock index as a benchmark, Tri-Continental has consistently fallen short - e.g., during the first half of 2002 there was a drop of 14.9% in net asset value compared to a drop of 13.2% in the S&P 500 Index.

The association with the Seligman family of funds has not proved a benefit: the February 3, 2003 Barrons scored mutual fund families on the basis of the Barrons/Lipper fund family survey and applied a weighted average ranking system to assess firm-wide performance. Out of 81 families covered, J&W Seligman ranked 80th.

Tri-Continental directors are responsible for the entire family of Seligman funds, whose dismal results are noted above. Last year's proposal to terminate Seligman as Manager of the Tr-Continental received over 24% of the votes cast (i.e., not including abstentions or votes withheld), a significant indicator of shareholder dissatisfaction. If Seligman is not to be dismissed, at least let Tri-Continental have a board focused on the interests of the shareholders of our corporation.

Our proposal allows a minority of the Board to have a Seligman connection while the majority focuses on Tri-Continental. Perhaps that will enlarge and enhance the investment perspectives of the entire Board.

This proposal is made by:

Robert P Laukat
23340 Lakewood Drive
Twain Harte CA 95383
[owner of 2,022 shares]

Rosalind J Schulman
177 Hillair Circle
White Plains NY 10605
[owner of 14,370 shares]

February 5th 2003

SECURITIES & EXCHANGE COMMISSION
450 Fifth Street, NW
Washington DC 20439

Attn: Ms Linda Sterling

Re: Tri-Continental Corporation

Dear Ms Sterling:

This relates to a letter to you dated January 28th 2003 by Donald R Crawshaw Esq, on behalf of Tri-Continental which objected to our stockholder proposal and proposed to omit it from the proxy statement for the 2003 annual meeting.

We herewith submit a proposal and a supporting statement which respond to those objections and which we have presented to Tri-Continental for inclusion in the 2003 annual meeting proxy statement.

Please review and advise whether any other changes may be required. Thank you for your assistance and cooperation.

Sincerely yours,





Robert P Laukat
23340 Lakewood Drive
Twain Harte CA 95383
[owner of 2,022 shares]

Rosalind J Schulman
177 Hillair Drive
White Plains NY 10605
[owner of 14,370 shares]

cc: Tri-Continental Corporation
Donald R Crawshaw Esq